Filed by Wesbanco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Premier Financial Corp.

Commission File No: 0-26850

Date: October 30, 2024

The following is an excerpt of a transcript of a conference call held on October 24, 2024 related to Wesbanco, Inc’s third quarter 2024 financial results.

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed merger between Wesbanco, Inc. (the “Company”) and Premier Financial Corp. (the “Merger”), that are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements in the exhibits to this filing are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the Company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the Securities and Exchange Commission (the “SEC”), the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting the Company’s operational and financial performance, the businesses of the Company and Premier Financial Corp. (“Premier Financial”) may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; Premier Financial’s shareholders and/or the Company’s shareholders may not approve the proposed Merger and the shareholders of the Company may not approve the issuance of shares of the Company’s common stock in connection with the Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in the Company’s 2023 Annual Report on Form 10-K, Premier Financial’s 2023 Annual Report on Form 10-K, and documents subsequently filed by the Company and Premier Financial with the SEC. All forward-looking statements included in this filing are based on information available at the time of the release. Neither the Company nor Premier Financial assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC a Registration Statement on Form S-4 (File No. 333-282519) (the “Registration Statement”) that includes a joint proxy statement of Premier Financial and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2024. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO

THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company and shareholders of Premier Financial prior to the respective shareholder meetings, which are both scheduled for December 11, 2024. In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by the Company or Premier with the SEC may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

The Company and Premier Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of the Company and Premier Financial in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier Financial is set forth in the proxy statement for Premier Financial’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of the Company or Premier Financial in connection with the proposed Merger is included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, the Company or Premier Financial using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

THE RESPECTIVE SHAREHOLDERS OF THE COMPANY AND PREMIER FINANCIAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Wesbanco, Inc.

Third Quarter 2024 Earnings Conference Call

October 24, 2024, 10.00 A.M ET

Call Participants

EXECUTIVES

Daniel K. Weiss

Senior Executive VP & CFO

Jeffrey H. Jackson

President, CEO & Director

John H. Iannone

Senior Vice President of Investor &

Public Relations

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Presentation

Operator

Hello, and welcome to the WesBanco Third Quarter 2024 Earnings Conference call. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to John Iannone, Senior Vice President, Investor Relations. Please go ahead.

John H. Iannone

Senior Vice President of Investor & Public Relations

Thank you. Good afternoon, and welcome to WesBanco, Inc.’s Third Quarter 2024 Earnings Conference Call. Leading the call today are Jeff Jackson, President and Chief Executive Officer; and Dan Weiss, Senior Executive Vice President and Chief Financial Officer. Today’s call, an archive of which will be available on our website for 1 year, contains forward-looking information.

Cautionary statements about this information and reconciliations of non-GAAP measures are included in our earnings related materials issued yesterday afternoon, as well as our other SEC filings and investor materials. These materials are available on the Investor Relations section of our website, wesbanco.com. All statements speak only as of October 24, 2024, and WesBanco undertakes no obligation to update them. I would now like to turn the call over to Jeff. Jeff?

Jeffrey H. Jackson

President, CEO & Director

Thanks, John, and good afternoon. On today’s call, we will review our strong third quarter 2024 results and provide an update on our operations and current outlook for the fourth quarter. Key takeaways from the call today are continued strong deposit and loan growth combined with solid credit quality.

We focused on organic growth and efficiency gains to achieve positive operating leverage. Our transformative acquisition of Premier Financial Corp. remains on track, pending regulatory and shareholder approvals. WesBanco marked strong momentum in the third quarter driven by strategic actions that continue to strengthen our balance sheet. These include robust deposit and loan growth and the paydown of higher cost borrowings.

Over the last year, WesBanco has grown loans by $1.1 billion and deposits by $750 million, reflecting the continued strength of our teams, markets and strategies. For the quarter ending September 30, 2024, we reported net income, excluding restructuring expenses, available to common shareholders of $36.3 million and earnings per share of $0.56. We successfully raised $200 million of common equity during the quarter to position WesBanco for future growth.

Reflecting this capital raise and strong earnings, our tangible common equity ratio increased 132 basis points quarter-over-quarter to 8.84%. The key story for the third quarter was our continued strong deposit and loan growth, as sequential quarter deposit growth of 12% annualized was double annualized loan growth of 6%.

Impressively, our total and commercial loan growth and deposit growth significantly outperformed the monthly H8 data for all domestically chartered commercial banks on both a year-over-year and quarter-over-quarter basis. These proof points demonstrate the success of our strategies and teams. On the deposit gathering side, our recent Summer of One campaign, named for our well-received WesBanco One account, was a great success, thanks to the partnership between our retail, commercial, marketing and strategy teams. We opened more than 6,000 new consumer accounts, helping to drive our 12% annualized deposit growth.

Additionally, our teams grew total deposits by $750 million or 6% during the last 12 months, reflecting their ongoing success in engaging current and prospective customers. On the loan side, third quarter loan growth was 10% year-over-year and 6% quarter-over- quarter annualized, again driven by our commercial and residential lending teams.

Total commercial loans increased 12% year-over-year and 8% sequentially on an annualized basis, driven by commercial real estate. Our 4 newest loan production offices accounted for nearly 20% of the commercial loan growth year-to-date, led by our Nashville and Chattanooga, Tennessee, offices. These are proof points of the success of our LPO strategy. Our commercial loan pipeline as of September 30 was approximately $830 million, up slightly from a year ago, but down from June 30 as our teams converted the pipeline into another solid quarter of loan growth.

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Based on the current loan pipeline, we expect solid loan growth during the fourth quarter as well. Since year-end 2021, we have achieved a strong compound annual loan growth rate of 9.4%. It’s important to note that we achieved this impressive growth with roughly the same number of bankers, thanks to our talented team’s continued productivity gains and great recruiting.

What makes this growth even more notable is our bankers’ success in delivering comprehensive relationship banking solutions, including deposits, ancillary products and services and wealth management solutions. These relationship-focused efforts position WesBanco as a strong financial services partner, helping further our mission of fostering lasting prosperity for our customers and our organization.

A great example of our relationship banking success occurred in August when a financial center manager observed that an existing client was having difficulty managing their line of credit and capital position. A team spanning retail, business and commercial banking, along with treasury, set out to work with the client, understanding their issues, educating them on options and crafting a tailored solution. Their collaborative efforts resulted in opening of multiple deposit accounts with 6-figure balances, an improvement in the client’s credit line management and a reduction in their cost of capital.

Our deep understanding of the client’s needs and our personalized approach strengthened the client relationship and resulted in a winning solution for both the client and WesBanco. Our underwriting and credit standards are a legacy of our company, and we are achieving our strong loan growth without sacrificing credit quality. Our nonperforming assets decreased to 0.17% of total assets, which, as can be seen in our supplemental earnings presentation, is less than half the level for all banks with asset size between $10 billion and $25 billion.

Criticized and classified loans as a percent of total loans have remained in a consistent range for the last 9 quarters. While total loans past due increased roughly 20 basis points during the third quarter, to 0.44% of total loans, we expect these loans to be resolved by the end of the fourth quarter. Turning to our pending acquisition of Premier Financial. We have filed all necessary bank regulatory applications as well as the initial filings with the SEC to schedule the shareholder meetings and remain on track for a first quarter closing, pending regulatory and shareholder approvals. Through this transformative acquisition, we expect to accelerate our positive momentum, build on Premier’s legacy of community engagement and support, and together bring the resources of a larger stronger financial services organization to benefit all of our communities.

Lastly, I am proud that WesBanco has again been recognized for our success in building a workplace culture where purpose, belonging and opportunity thrive. In August, we were named one of America’s greatest workplaces for parents and families by Newsweek. We were one of just 7 banks to receive a 5-star rating, Newsweek’s highest performance mark. By fostering a supportive and family-friendly workplace, we enhance the well-being of our team members and contribute to our broader vision of making every community we serve a better place for people and businesses to thrive. When our employees and our families thrive, so do our organization and communities.

I would now like to turn the call over to Dan Weiss, our CFO, for an update on our third quarter financial results and current outlook for the fourth quarter. Dan?

Daniel K. Weiss

Senior Executive VP & CFO

Thanks, Jeff, and good afternoon. For the quarter ending September 30, 2024, we reported GAAP net income available to common shareholders of $34.7 million or $0.54 per share. And when excluding after-tax restructuring and merger-related expenses, net income was $36.3 million or $0.56 per share as compared to $34.8 million or $0.59 per share in the prior year period.

To highlight a few of the third quarter’s accomplishments, we achieved strong loan and deposit growth both year-over-year and sequentially, raised $200 million of common equity in support of future growth, improved net interest income and effectively managed discretionary and personnel costs. All of this resulted in a $0.07 increase in earnings per share over the linked second quarter despite an increase in share count from the capital raise.

As of September 30, total assets of $18.5 billion included total portfolio loans of $12.5 billion and total securities of $3.4 billion. As Jeff mentioned, loan growth remained robust and was driven by our commercial and residential lending teams. With a strong pipeline, nearly $1 billion in unfunded LCD commitments expected to fund over the next 12 to 18 months, and CRE payoffs at historically low levels, we continue to be optimistic about future loan growth.

Commercial real estate payoffs totaled approximately $185 million year-to-date as compared to an annual level in the $500 million range in a more normal operating environment. Deposits of $13.8 billion, which were up 5.7% versus the prior year and 12.1% annualized linked quarter, reflected the success of our summer deposit retention and gathering campaigns.

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

The composition of total deposits continues to experience mix shift, but at a slower pace than experienced in prior quarters as most deposits have already repriced upwards. As is typical during a higher rate environment, we have experienced strong growth in CDs. However, when excluding them, we realized deposit growth of 2.2% year-over-year and 4.3% quarter-over-quarter annualized.

Credit quality stability continues as key metrics have remained low from a historical perspective and within a consistent range through the last 2-plus years. The allowance for credit losses to total portfolio loans at the end of the quarter increased slightly to 1.13% of total loans, primarily due to higher unemployment assumptions and other qualitative adjustments.

The third quarter margin of 2.95% remained stable compared to the second quarter and reflected both higher loan yields and higher funding costs, while the year-to-date margin increased 1 basis point to 2.94% as compared to the second quarter. The margin also benefited from the paydown of $300 million of Federal Home Loan Bank borrowings, from deposit growth exceeding loan growth and the $200 million of equity raised during the third quarter.

Of the $1.2 billion of Federal Home Loan Bank borrowings, approximately 75%, with an average rate of 5.2%, mature during the fourth quarter and that should benefit our 2025 net interest margin as they reprice at lower rates. Total deposit funding costs including noninterest-bearing deposits for the third quarter of 2024 were 205 basis points, an increase of 10 basis points over the linked quarter.

Noninterest income in the third quarter totaled $29.6 million, a 4.1% decrease from the prior year period due to lower net swap fee and valuation income which was driven by a negative fair value adjustment this year as compared to a gain last year. When excluding these adjustments, noninterest income would have increased 6% to $31.3 million. Trust fees and securities brokerage revenue increased a combined $1.1 million year-over-year, driven by record levels of assets under management of $6.1 billion and brokerage securities account values of $1.9 billion, both of which rose from organic growth and market appreciation.

We are focused on organic growth and efficiency gains to achieve positive operating leverage, and managing our discretionary and personnel costs are a key component. Excluding restructuring and merger-related expenses, noninterest expense for the 3 months ended September 30, 2024, totaled $99.2 million, a 2% increase year-over-year primarily due to increases in other operating expenses and equipment and software expenses.

Other operating expenses increased $1.5 million, primarily due to higher costs and fees in support of loan growth, and higher other miscellaneous expenses and equipment and software expense increased $1 million, reflecting the impact of the prior year ATM upgrades, which, as we know, were phased in throughout the prior year.

Salaries and wages decreased $500,000 compared to the prior year period due to lower staffing levels associated with efficiency improvements in the mortgage and branch staffing models, partially offset by normal compensation merit increases. Employee benefits decreased $400,000 due to lower health insurance costs driven by lower staffing levels compared to the prior year period.

Turning to capital, we enhanced our capital structure on August 1 through successfully raising $200 million of common equity in conjunction with the announcement of the pending acquisition of Premier Financial. Our already strong capital position benefited from the equity raise, strong earnings, and as a result we’ve demonstrated favorable tangible equity levels compared to our peers, while regulatory capital ratios have remained above the applicable well-capitalized standards.

Turning to our outlook for the fourth quarter — and please note that we will provide our 2025 outlook during the January call — we are modeling 2 additional Fed rate cuts in November and December, which is not expected to have a significant impact on 2024 results due to timing, followed by 4 more cuts in 2025. We continue to model the fourth quarter’s net interest margin to improve modestly in the upper 2.90s as our funding costs reprice down at a faster pace than our assets.

We anticipate noninterest income and noninterest expense to remain relatively consistent with third quarter trends. And as previously disclosed, we successfully consolidated 11 branches in the nearby locations earlier this month to ensure optimal distribution to best serve our customers. The anticipated annual savings is approximately $4 million, the majority of which will be realized during 2025. And finally, the provision for credit losses will mostly be dependent upon loan growth, economic factors and charge-offs, and our effective tax rate should be in the 17.5% range for the year.

Operator, we’re now ready to take questions. Would you please review the instructions?

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Question and Answer

Operator

[Operator Instructions] Today’s first question comes from Daniel Tamayo with Raymond James.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Maybe first, on the margin as it relates to net interest income. You talked about a little bit of expansion in the fourth quarter, up to the upper 2.90s. Maybe if you could just remind us, you talked about the 2025 guidance coming out next quarter, but you’re baking in 4 cuts. Just remind us what the impact from each one of those cuts may be?

Daniel K. Weiss

Senior Executive VP & CFO

Yes, Danny, I can take that. I mean I would tell you that that’s a long complicated calculation that I could probably spend an hour or so talking through, but I would say at a high level, just for the fourth quarter alone, if we think about the deposit growth that we experienced just here in the third quarter and our ability to pay down Federal Home Loan Bank borrowings with those deposits as well as the $200 million in capital that we raised,

That alone provides some margin improvement above the 2.95% that we reported here in the third quarter. And so if we really try to boil things down, that would probably be the primary driver today for that margin guidance in the fourth quarter.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Okay. And then maybe switching over to the credit side. So really, the early stage numbers look good for you guys, NPLs down at a good number, and maybe a little bit of an increase in criticized and classified, but not too much. But it’s been a couple of very strong quarters from a net charge-off perspective. Forecasts, or my forecasts, were kind of well above where you guys have been coming in.

Just curious, I guess, on the near term, what you’re able to see visibility-wise from a credit perspective, if things look relatively similar to what you’ve produced over the last couple of quarters?

Jeffrey H. Jackson

President, CEO & Director

Yes, sure. I’ll take that one. I think that we’re still seeing great credit quality. I would expect it to be somewhere in the range of where we’ve been over third quarter, second quarter, somewhere in that range between the 2 of them.

But once again, we’re not really seeing any issues out there. We, like others, we have a one-off here and there, but those seem to be getting resolved. So we feel really good about where we’re at with the credit quality and I don’t foresee any dramatic changes going forward.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

And then maybe just on the topic of the increase on the criticized/classified side, just if you have any color on what type of loans those are comprised of that’s driving that?

Jeffrey H. Jackson

President, CEO & Director

Yes. It’s a broad swath of different industries and different C&I, CRE. There’s not really one area I’d pinpoint. And like I said, we feel really good about where we’re at, and I think some of those will migrate over the next several quarters. So there’s not one area I could really pinpoint to say it’s driving that, but I feel very confident that it will continue to move in the right direction going forward.

Operator

The next question comes from Russell Gunther with Stephens.

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Russell Elliott Teasdale Gunther

Stephens Inc., Research Division

I would like — I’d like to follow up on the margin commentary, Dan, you provided. I appreciate the color there. You mentioned the positive catalyst of the FHLB maturities in the fourth quarter as a benefit to the ‘25 NIM. So could you help us with where you’d expect that kind of core NIM to step up to early next year and then, as we layer in the acquisition, how you’d expect that pro forma margin to shake out as we start the year?

Daniel K. Weiss

Senior Executive VP & CFO

Yes. So I’ll try to dive here a little bit deeper into the margin for your question here, Russell. If we think about kind of funding sources, so over the next month we have about $900 million in Federal Home Loan Bank borrowings at a weighted average rate of about 5.2% that will reprice. These are 1-month advances. That will continue to provide benefit to our interest expense as we move forward.

We also have about $800 million in indexed insured cash suite product that will reprice down. That reprices down immediately. Another $700 million tiered private client money market accounts as well. Kind of continuing on the funding side, $2.1 billion in interest-bearing deposits that have repriced down a full 50 basis points, and we’ll also be very reactive to any future rate cuts. And as I said, we’re anticipating a 25 basis point cut in November and December and then basically 1 in each quarter in 2025.

And then kind of on top of that, we’ve got another $200 million in brokered deposits. They’re — Fed funds plus 20 basis points, also indexed and repricing immediately. They’ll actually mature here at the end of the first quarter. And then the other kind of big catalyst as we think kind of more into 2025 would be we do have $1.3 billion in CDs, which is about 85% or so of the CD book, will mature and/or reprice here by second quarter of ‘25, and that’s coming off of a 4.2% handle.

And then if we look on the asset side for a moment, as you know, and as you can see on Slide 8 there, about 75% of our commercial portfolio is variable rate, 25% is fixed. Of that variable rate, the favorable rate loan is about 2/3 of that or about $4.2 billion, reprices 3 months or less, every 3 months or less. And that’s currently a kind of a weighted average rate of 7.6%. So that $4.2 billion is roughly half of the commercial book. And then if we think about kind of the adjustable rate, which reprices really every, kind of, in that 48 to 60 month time frame, that would be coming up in the next 12 months to adjust would be about $300 million, and that would be repricing upward. And then the fixed — the fixed rate about 10% per year kind of matures at least in the first year — early years, that’s $250 million roughly that would mature here in the next 12 months at 4.5%. So that also would reprice upward.

So, if we keep in mind with kind of the new loan growth that’s coming on right around today, 7.5% to 8%, you saw we’re just under 8% here in the third quarter and we’re continuing to reinvest cash flows from securities back into securities, and those cash flows, those yields are coming off at 2.5% and were coming on at 4.5%. So we’re picking up 200 to 250 basis points in yield there.

We do have — we do feel that we’ve got a lot of kind of positive momentum as we head into 2025. And I would tell you, if we’re thinking — what we’re modeling would be kind of a similar increase today in NIM from third quarter to fourth quarter as we might see in fourth quarter to first quarter.

And then if, looking even deeper, with the CDs maturing, by that time, we would anticipate 4 more cuts — 4 more 25 basis point cuts, so you’d be down to 150 bps from the peak, we would anticipate there to be some more sizable margin benefit there in kind of beginning in the second quarter of 2025. And then if we layer on top of that the Premier deal, of course we talked last quarter about the margin benefit being right in that kind of 3.45% to 3.50% range.

We quoted in the slide deck 3.46%. There can also be a few moving parts there. But generally speaking, I would say that’s still pretty good estimate. That number still stands.

Russell Elliott Teasdale Gunther

Stephens Inc., Research Division

Dan, I appreciate it. Very comprehensive. And then just switching gears for my last question. The $4 million of savings to be realized from the branch consolidation, could you just give us a sense if any of that is spoken for in terms of franchise reinvestment? Or should all drop to the bottom line? And as a piece of that, prior to layering in the deal, what do you think is a good kind of core expense growth rate for WesBanco?

Daniel K. Weiss

Senior Executive VP & CFO

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Yes. I would tell you that, well, first, we’re always reinvesting, right? So — but generally speaking, I would tell you that that $4 million, which is about $1 million a quarter, call it, should be — more or less drop into the bottom line. If we think about expense run rate kind of forward, I would tell you, and I said in my prepared remarks that we’re not anticipating much difference from what we reported here in the third quarter.

The one thing or a couple of things I would tell you, though, that would be different from third quarter versus fourth quarter on expense run rate is for our sellers and wages, our hourly employees, their merit increases occur in August, and so we’ll have a full quarter’s worth of merit increases in the fourth quarter versus kind of having 2/3 of that merit increase in the third quarter.

Also, health care can be very difficult to predict. But I would say, typically in that fourth quarter, health care expenses are a bit higher just because employees have kind of burned through their deductibles. And at that point, the cost for any additional medical procedures is on the company. And then I would just tell you it’s kind of some offsetting things, that we had a pretty big marketing campaign, as we talked about on our prepared commentary. I wouldn’t expect marketing expense to be quite as high as what we experienced in the third quarter. So some puts and takes, but I think overall pretty close to third quarter, maybe a little bit heavier.

Operator

The next question comes from Catherine Mealor with KBW.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Just a small question. But on fees, I noticed that other income was down a little bit. What was the driver there? And should we expect that to bounce back to that kind of $5 million level we’ve seen in the past few quarters?

Daniel K. Weiss

Senior Executive VP & CFO

Yes. On noninterest income, the driver really was in swap fees. The valuation adjustment this quarter was a negative $1.7 million compared to a positive $1.4 million in the third quarter of ‘23. So that swing is really what’s causing — probably, if you’re looking kind of year-over-year or even quarter-over — linked quarter, for that matter, that’s what’s driving it.

We don’t expect that to occur here again in the fourth quarter. But again, that is — that’s pure valuation. That’s not necessarily an indication of anything other than just movement in interest rates relative to where those back-to-back swaps were booked.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

You had that lumped together in others. So that makes sense. And then back to the margin, the 3.70% to 3.80% NIM that you mentioned, just wanted to confirm that that is where you were thinking that the pro forma margin goes kind of at close with Premier, including accretable yield? To kind of a second — go ahead.

Daniel K. Weiss

Senior Executive VP & CFO

No, I’m not — I don’t believe I quoted 3.70% to 3.80%.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

I’m sorry — I’m sorry, 3.45% to 3.50%, I misspoke.

Daniel K. Weiss

Senior Executive VP & CFO

Yes. Yes. Yes. correct. I’m sorry, what was the question?

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

The 3.45% to 3.50% pro forma margin that you mentioned. That was — can you — what exactly are you pointing to with that 3.45%, 3.50% comment?

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Daniel K. Weiss

Senior Executive VP & CFO

Yes. So that’s what we’re kind of — that’s what we modeled. That was what we presented in our second quarter slide deck that kind of laid out the details of the deal. And that’s how — that’s kind of what we modeled based on the projections, based on the loan accretion primarily with [ the loan ] accretion that was driving that.

I don’t know if — recall from second quarter, we did talk about the loan accretion being about $65 million per year and one of the things — and so obviously that’s playing into that upsized kind of margin guidance.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Got it. So that just is kind of a pro forma margin at close. And then — and then is it fair, as we kind of think about the — and I know we’re — now I’m taking you past 2Q as the close, but as we think about just conceptually your balance sheet, so if you see a few bps of kind of core expansion in the next few quarters, which makes sense given all the puts and takes you gave, that we add Premier and we’re around 3.45% to 3.50%.

And so that makes sense. And then as you move past that, if we still get some rate cuts for the back half of the year, is there a case there still expansion from there with things that you can do on the balance sheet? Or is it kind of you’re stable for a while until rates kind of settle in?

Daniel K. Weiss

Senior Executive VP & CFO

Yes, that’s — I mean, I would say that’s tough to answer this far out. So I would say, generally speaking, though, there are a lot of different scenarios that really could play out. I would say one of the things that we do have is the opportunity to kind of restructure the balance sheet, as we talked about last quarter.

And depending on the rate environment at the time of legal merge, we may take advantage of that. We did talk about — potentially selling or exploring $100 million of CRE loans on their books and a couple of hundred million in securities. And we’ll certainly take the opportunity to maximize long-term shareholder value as we get to legal merge. But I’d probably be speaking — giving you an incorrect answer, if I gave you anything at this point beyond the second quarter.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

That’s fair. I wasn’t trying to get you down to a number. Just kind of trying to think directionally, because the deal does lessen your asset sensitivity. And so conceptually, I would think you should be in a position where you could still see some margin expansion. So I was just curious if there was anything you were kind of seeing that was in plain sight in the back half of next year.

Daniel K. Weiss

Senior Executive VP & CFO

Yes. No, I mean generally speaking, I would say in a down rate environment, we believe that both us and Premier are positioned to benefit even beyond kind of the forecast that we were using back in the second quarter, which was basically a consensus estimate forecast for 2025. So I think that there is some upside there, yes.

And the offsetting component, as you know, that accretion begins to run down some on a quarterly basis. It’s not overly significant though, a couple of basis points.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Got it. Perfect. And then maybe just one more on just the deal, just big picture with more rate cuts in our modeling now between now and close. Is there a big change that you expect with initial tangible book value dilution and accretion? And how do you think about that give and take?

Daniel K. Weiss

Senior Executive VP & CFO

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Yes, that’s a great question. And it kind of goes back to the question — to your last question as well, and that’s kind of what I was thinking. In terms of when we modeled the deal and we priced the deal rather the fair values to loans, we had about $65 million in accretion. That was calculating fair value based on kind of May 31 forward curve, if you will. So if we think about where we are today, we know that there certainly has been a more aggressive down rate environment than what it was back in May/June time frame.

And so I would anticipate, to your point, to see a little less TBV dilution, which is a positive, and a little less accretion as a result. With the offset coming on the actual — on the balance — or on the income statement through higher yields.

Operator

The next question comes from Manuel Navas with D.A. Davidson.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

You were considering managing to a CRE concentration ratio of just under 300% and potentially thinking about that in the context of your back half this year loan growth. Is that less of an issue with kind of the rate trajectory and since the May mark. Can you just kind of talk through how you’re thinking about loan growth with that CRE concentration level in mind?

Daniel K. Weiss

Senior Executive VP & CFO

Yes. I would tell you, you’re on to it, Manuel. We certainly, with the rate environment being lower, that puts — that relieves some pressure from that 300% concentration ratio for sure.

Jeffrey H. Jackson

President, CEO & Director

Yes. No, I would agree. We talk about it all the time. And that is obviously a driver of the previous question as well, right, with the rates coming down, where does the accretion dilution land. But it does provide relief for the 300% ratio. So yes, — to sum it up, it does make it easier, yes.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

Okay. Is the strong deposit growth — can you talk about in terms of what regions were strongest? The One account is really helping, but just kind of what regions and what’s coming out of the commercial lenders?

Jeffrey H. Jackson

President, CEO & Director

Yes. Sure. So we’re really excited about the tremendous deposit growth that we’ve shown. It’s really coming across the entire footprint. The nice thing, and I think you’ve heard me talk about this, is a year ago we really started putting nice incentives for our commercial bankers to grow deposits.

And we — these are the fruits that we’ve basically seen from these type of programs, along with our new consumer checking account, the WesBanco One account. Obviously, we added about 6800 accounts with the new Summer of One. And then we’ve seen tremendous commercial loan growth — I mean, deposit growth, which is really driving a lot of this additional NIM help, but it’s all across the footprint. And I would say it’s kind of been a cultural change for us, but it’s one that’s really — we’re really benefiting from.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

Is there any additional commentary around the talent pipeline? Or is kind of the focus more on PFC going forward? Can you just touch on where you are on talent across the footprint?

Jeffrey H. Jackson

President, CEO & Director

Yes. Yes. So obviously a big attention to the Premier acquisition, and that’s going really, really well. They’ve got a great amount of talent at that bank, and we were very pleased and working through that. But outside of that, we are still recruiting. As I’ve mentioned before, we’re still looking to add talent in Nashville.

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

We’re also looking at Knoxville and other potential LPOs. But those would be the 2 areas I would say we’re definitely looking for additional talent, along with our existing markets. We are looking at replacing a couple of market presidents who have retired, and working through that as well. So we’re always out there trying to recruit and retain the best talent. And that’s why we’ve seen such tremendous loan and deposit growth, is we have retooled our teams and changed a lot of things that have really turned on the growth for this company.

Operator

The next question comes from Karl Shepard with RBC Capital Markets.

Karl Robert Shepard

RBC Capital Markets, Research Division

This like touched on your last answer a little bit, but loan growth obviously is a good story for you guys and you keep outpacing the industry. Can you expand a little bit on your optimism and continuing to do that into next year? And maybe some comments on the environment too, not just the new hires and production offices.

Jeffrey H. Jackson

President, CEO & Director

Sure. Sure. No, I think we’re very optimistic on continuing loan growth. Once again, I think you’ve heard me say this, but we’re doing about double the amount of loans with the same amount of people we had about 3 years ago, and a lot of that has been our talent management and recruitment. Our loan production offices, the expansion there is doing about 20% of the loan growth that we’ve had in loan production.

I see the environment continuing to be pretty strong for us. I don’t see it slowing down. I mean, I think with rates coming down, that gives people opportunities to potentially do more things that maybe they’ve been holding off on or it also provides refinance opportunities. And so when you combine that with our continued recruitment of great talented people and the way we go to market and then the products we put out there and our local decision-making and our company culture, I still foresee a very strong loan growth for us in the future. I think with the addition of Premier and pulling that company into our culture and in our sales models, I think it’s just going to accelerate even more.

Karl Robert Shepard

RBC Capital Markets, Research Division

Okay. That’s helpful. And Dan, we’ve talked a lot about the margins. It seems like your balance sheet is positioned pretty well for a series of 25 basis point cuts. But I’m just curious, do you have any preference really where rates go or just how sensitive some of those assumptions are?

Daniel K. Weiss

Senior Executive VP & CFO

I would tell you that — generally speaking, no. We are very much neutral as it relates to short-term asset and liability repricing. So whether we see 25 or 50 over one of these meetings, that’s not going to be — that’s not going to have much of an impact. Quite frankly, I think a 50 would be more helpful than a 25 slightly, but not — we don’t have that in our forecast and that would just be — that would be the cherry on top.

Karl Robert Shepard

RBC Capital Markets, Research Division

Okay. And then maybe I’ll slip one more in. You guys did the borrowing re-paydown, the common equity offering this quarter. Anything you want to do ahead of Premier closing? I know there’s a few actions depending on what rates are at that time. But anything between now and then you want to do to tinker with the balance sheet?

Daniel K. Weiss

Senior Executive VP & CFO

There’s nothing specifically that we have in mind. I mean we certainly have talked about some of the restructuring that we have planned for on a combined basis, particularly, like I said, securities, some CRE loans. We could — we do have 16% of our securities portfolio is variable rate. We’ve not talked deeply about this, but there could be — if we really felt strongly that we’re going to be in a long-term down rate environment that’s an area that one could explore in terms of selling basically at no gain or loss and locking in fixed rate for a longer term, but nothing specific at this point.

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Operator

Today’s last question comes from Dave Bishop with Hovde.

David Jason Bishop

Hovde Group, LLC, Research Division

Jeff or Dan, probably more to Dan, you gave us some good color in terms of the anticipated maturation or expiration of some of the FHLB borrowings and CDs and the weighted average rates. Just curious what current market rates you think you could sort of roll those into currently?

Daniel K. Weiss

Senior Executive VP & CFO

Is that on CDs?

David Jason Bishop

Hovde Group, LLC, Research Division

CDs and the FHLB curve.

Daniel K. Weiss

Senior Executive VP & CFO

Yes. So right now, FHLB is running — we’ve got the $900 million and we’re continuing to keep that in kind of 1-month advances. And that’s running about 10 to 15 basis points above Fed funds. So that would be the reinvestment rate I would tell you today. Certainly to the extent that we can generate additional deposits and pay down FHLB sooner, that would certainly be desirable. We’re not necessarily projecting that, nor are we projecting the kind of deposit success, 12.1% annualized in the third quarter, in the fourth quarter or any time in the near future, we’re very happy with that.

But yes, I would say the estimate — the expectation there would be kind of Fed funds plus 10 or 15 basis points for FHLB. Those are repricing, like I said, every month. And then on the CD book, we have lowered those rates quite substantially, about 75 basis points from where we were. At one point we were as high as 5.25%, we came down to 4.75%, today we’re right around 4% on the 7-month special.

David Jason Bishop

Hovde Group, LLC, Research Division

4%, okay. Great. And then Jeff, you mentioned, obviously the compensation revamp driving some really stellar deposit growth there on the incentive side. I assume — is that sort of fully baked into the incentive run rate? Will there be any sort of fourth quarter catch-up in terms of like bonus accruals or such? Just curious how that impacts compensation maybe this quarter.

Jeffrey H. Jackson

President, CEO & Director

No, it wouldn’t impact any sort of quarterly. What we did was we took the commercial banker incentive program and just rechanged some of the categories and what we pay for them. And so you may have heard me say last year we added deposits. And so the amount of the incentives would be the same, and those are typically paid out in the first quarter, accrued for, obviously, this year. But it wouldn’t change any expense expenses for us in the future quarters. It’s already accounted for.

David Jason Bishop

Hovde Group, LLC, Research Division

Okay. Great. And then final question here. Jeff, a lot of your peers, I guess, have been dealing with — it seems like pretty outsized payoffs, especially in commercial real estate this quarter. Just curious how you think you’ve been able to sidestep and it sounds like you’ve got line of sight to no large looming larger payoff here in the fourth quarter, if I read the tea leaves correct?

Jeffrey H. Jackson

President, CEO & Director

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024

Yes. I would say we work with our customers very well. You’re right, we haven’t seen a lot of large payoffs. I think fourth quarter, we might see a little more than third quarter, slightly more, a few different payoffs. But no, we don’t see any major large looming momentous payoffs coming so far. We do talk to our customers all the time, and like I said, fourth quarter might be a little heavier than third quarter. But no, we keep a very close tab on that and feel very good about it.

Operator

This concludes our question-and-answer session. I would now like to turn the conference back over to Mr. Jeff Jackson for any closing remarks.

Jeffrey H. Jackson

President, CEO & Director

Thank you. During the past quarter, we again achieved strong deposit and loan growth, while maintaining strong capital levels and credit quality. We are focused on organic growth and efficiency gains to achieve positive operating leverage and remain well positioned for future growth.

Thank you for joining us today, and we look forward to speaking with you in the near future at one of our upcoming investor events. Have a great day. Thank you.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

WESBANCO, INC. FQ3 2024 EARNINGS CALL OCT 24, 2024